Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, May 6, 2024

To the
Comisión Nacional de Valores (National Securities Commission)

Ref.: Notice of Material Event

Dear Sirs,
We are writing to inform you that, on the date hereof, our main subsidiary, Banco de Galicia y Buenos Aires S.A.U., has been notified of the Argentine Central Bank´s resolution “RESOL-2024-109-E-GDEBCRA-SEFYC#BCRA”, authorizing the payment of cash dividends in the amount of Ps. 255,000,000,000 (expressed in currency as of December 31, 2023). Said dividend will be disbursed in three equal and consecutive installments, to be adjusted in the homogeneous currency of each period, in accordance with the terms outlined in the Argentine Central Bank Communication "A" 7997.-

Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com